Uplift Nutrition, Inc.

252 West Cottage Avenue

Sandy, Utah  84070

Phone (801) 568-9100

Fax (801) 568-9111

January 26, 2011

TO BE FILED ON EDGAR AS “CORRESPONDENCE”

Ryan C. Milne, Accounting Branch Chief

Raquel Howard, Staff Accountant

Office of Beverages, Apparel and Health Care Services

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

RE:

Your letter of December 14, 2010 in re:

Uplift Nutrition, Inc.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

File No. 000-52890

Dear Mr. Milne and Ms. Howard:

Our counsel has communicated that he spoke with Ms. Howard today and that the changes we intend to make in the proposed Amended Form 10-Q, changes that counsel communicated in Dec. 15, 2010 “correspondence” filed on Edgar, are acceptable.  Along with this second “correspondence,” we will be filing the Amended Form 10-Q.

As per counsel’s conversation with Ms. Howard and as the chief executive officer and a director of Uplift, on behalf of Uplift Nutrition, Inc., let me affirmatively represent to the Commission the following:

Uplift Nutrition acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the subject filing and all other filings;

Uplift Nutrition acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Third, Uplift Nutrition also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ryan C. Milne, Accounting Branch Chief

Raquel Howard, Staff Accountant

January 24, 2011

Finally, as per counsel’s conversation with Ms. Howard, we are making sure that the revised Sarbanes-Oxley certification at the end of the form, specifically paragraph 1 thereof, identifies the SEC filing as an “Amended Form 10-Q for the third quarter ended September 30, 2010.”

Thank you for your time and attention to this matter.

Yours very truly,

UPLIFT NUTRITION, INC.

/s/Gary C. Lewis

Gary C. Lewis, President, CEO and Director